UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2021

FinServ Acquisition Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-39116	84-2704291
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(646) 965-8218
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, and one-half of one Redeemable Warrant	FSRVU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	FSRV	The Nasdaq Stock Market LLC
Redeemable Warrants	FSRVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on December 18, 2020, FinServ Acquisition Corp., a Delaware corporation (“FinServ”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Keys Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of FinServ (“Merger Sub 1”), Keys Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of FinServ (“Merger Sub 2”), Katapult Holdings, Inc., a Delaware corporation (“Katapult”), and Orlando Zayas, in his capacity as the representative of all Pre-Closing Holders (as defined in the merger agreement), pursuant to which Merger Sub 1 will merge with and into Katapult, with Katapult surviving the merger as a wholly owned subsidiary of FinServ (the “First Merger”), followed immediately by the merger of the resulting company with and into Merger Sub 2, with Merger Sub 2 surviving the merger as a wholly owned subsidiary of FinServ (the “Second Merger” and together with the First Merger, the “Merger”). On January 29, 2021, FinServ filed a registration statement on Form S-4 (No. 333-252558) in connection with the Merger (the “Proxy Statement”). The Proxy Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on May 14, 2021, and FinServ commenced mailing the Proxy Statement on or about May 18, 2021.

While FinServ believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Merger, FinServ has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein.

Supplemental Disclosures to the Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the second full paragraph on page 133 of the Proxy Statement under the heading “Background of the Merger”:

FinServ entered into non-disclosure agreements with 32 potential target companies, in addition to Katapult, and engaged in varying levels of discussions, negotiations and due diligence with respect to those potential targets based on, among other factors, interest from, and due diligence access granted by, the potential target and the terms on which the potential target was willing to consider a potential transaction (including with respect to evaluation). Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the targets and exceptions to such provisions. FinServ’s diligence on potential targets (which included, in many instances, meetings with the senior management of those potential targets and their advisors) included investigation into one or more of the following areas (depending on the potential target): financial projections (including testing sensitivities); historical financial performance; macroeconomic trends impacting the business; competitive positioning vs. peer group; operating margins; growth opportunities; performance history of the senior management team; current technology and potential impact from technology disruption; regulatory environment; and benefits/challenges to the potential target of being a public company.

The following disclosure replaces the seventh paragraph on page 135 of the Proxy Statement under the heading “Background of the Merger”:

On December 11, 2020, Kirkland distributed the first draft of the Merger Agreement to DLA. Between December 11, 2020 and December 18, 2020, Kirkland and FinServ, on the one hand, and DLA and Katapult, on the other hand, exchanged drafts of the Merger Agreement and the other transaction documents, and engaged in negotiations of such documents and agreements. The various revised drafts reflected the parties’ respective positions on, among other matters (i) FinServ’s post-closing governance (which resulted in a board of 7 persons, with FinServ’s representation being reduced from two people, as included in the Term Sheet, to one person) with Lee Einbinder continuing as a director of FinServ (with all other current FinServ directors resigning at the Closing) and Orlando Zayas from Katapult being appointed to the FinServ board at Closing, (ii) the overall suite of representations, warranties and covenants to be provided by each party under the Merger Agreement and the related ancillary documents, (iii) the transaction structure, (iv) that $50 million of the cash proceeds from the PIPE would be utilized to fund cash to FinServ’s balance sheet, and (v) the closing condition relating to available cash at closing (after taking into account redemptions of FinServ’s stock). For further information related to the final resolution of the foregoing items, please see the section entitled “The Merger Agreement.” The negotiations also included counsel to certain of the key equityholders in Katapult, including Willkie, Farr & Gallagher LLP as counsel to CURO Group Holdings Corp., with respect to the terms of their voting and support agreements, their consent rights with respect to amendments and waivers with respect to the Merger Agreement and certain other matters (including representation on FinServ’s board of directors).

Adding the following paragraph after the sole paragraph on page 140:

Financial Advisor and Lead Placement Agent

FinServ retained Barclays to act as its financial advisor in connection with its initial business combination and lead placement agent for the PIPE Investment.  Barclays assisted FinServ with its evaluation of Katapult in addition to customary placement agent services related to the PIPE Investment. As consideration for Barclays rendering such services, FinServ agreed, pursuant to an engagement letter, to compensate, by way of customary fee arrangements, Barclays for its services as a financial advisor and placement agent in addition to providing expense reimbursement and indemnification. In addition, Barclays was one of the underwriters on the FinServ IPO and, as such, will be entitled to a portion of its deferred compensation upon the completion of the Merger. Barclays’ fees (including a portion of its deferred compensation from the FinServ IPO) will be paid at the closing of the Merger and are conditioned on the successful completion of the Merger; if the Merger does not close, Barclays will not be entitled to any such fees but will be entitled to expense reimbursement and indemnification pursuant to the terms and conditions of the engagement letter between FinServ and Barclays.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed transaction, FinServ has filed a registration statement on Form S-4, including a proxy statement/prospectus, with the SEC. The proxy statement/prospectus was declared effective by the SEC on May 14, 2021, and includes a proxy statement of the Company. The definitive proxy statement/prospectus was first mailed to the stockholders of the Company on or about May 18, 2021, seeking their approval of the respective business combination-related proposals. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about FinServ, Katapult and the proposed transaction. Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by FinServ through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K (this “Current Report”) does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Katapult and FinServ or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act, of 1934, as amended (the “Exchange Act”), or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

Certain statements included in this Current Report that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Katapult’s and FinServ’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Katapult and FinServ. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of FinServ or Katapult is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Katapult; risks related to the concentration of Katapult’s business among a relatively small number of merchants; the effects of competition on Katapult’s future business; the impact of the COVID-19 pandemic on Katapult’s business; the ability of FinServ or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in FinServ’s final prospectus dated October 31, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, in each case, under the heading “Risk Factors,” and other documents of FinServ filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of FinServ or Katapult presently know or that FinServ or Katapult currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FinServ’s and Katapult’s expectations, plans or forecasts of future events and views as of the date of this Current Report. FinServ and Katapult anticipate that subsequent events and developments will cause FinServ’s and Katapult’s assessments to change. However, while FinServ and Katapult may elect to update these forward-looking statements at some point in the future, FinServ and Katapult specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FinServ’s and Katapult’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Current Report is based on the estimates of Katapult and FinServ management. Katapult and FinServ obtained the industry, market and competitive position data used throughout this Current Report from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Katapult and FinServ believe their estimates to be accurate as of the date of this Current Report. However, this information may prove to be inaccurate because of the method by which Katapult or FinServ obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 28, 2021

FINSERV ACQUISITION CORP.

By:	/s/ Lee Einbinder
Name:	Lee Einbinder
Title:	Chief Executive Officer